EXHIBIT 99.1

Valneva Announces Filing of 2023 Universal Registration Document and US Form 20-F

Saint-Herblain (France), March 25, 2024 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, announced today the filing, on March 22, 2024, of its 2023 Universal Registration Document (URD) with the French Financial Markets Authority (AMF) under the filing number D.24-0157 and its Form 20-F with the U.S. Securities and Exchange Commission (SEC).

Valneva’s 2023 Universal Registration Document – available in its entirety in French – includes the Company’s 2023 Annual Financial Report, the Company's Annual Management Report, the Board of Directors’ Corporate Governance Report and the Company’s Sustainability Report. The Sustainability Report is available in both English and French.

These documents are available on Valneva’s website (https://valneva.com/investors/financial-reports/) and will also be available on the AMF (www.amf-france.org/) and SEC (www.sec.gov/) websites, respectively. Hard copies of these documents may be obtained from the Company, free of charge, upon request at the following address: 6 rue Alain Bombard, 44800 Saint-Herblain, France.

About Valneva SE

We are a specialty vaccine company that develops, manufactures, and commercializes prophylactic vaccines for infectious diseases addressing unmet medical needs. We take a highly specialized and targeted approach, applying our deep expertise across multiple vaccine modalities, focused on providing either first-, best- or only-in-class vaccine solutions.

We have a strong track record, having advanced multiple vaccines from early R&D to approvals, and currently market three proprietary travel vaccines, including the world’s first and only chikungunya vaccine, as well as certain third-party vaccines.

Revenues from our growing commercial business help fuel the continued advancement of our vaccine pipeline. This includes the only Lyme disease vaccine candidate in advanced clinical development, which is partnered with Pfizer, as well as vaccine candidates against the Zika virus and other global public health threats.

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP, Global Communications and European Investor Relations M +33 (0)6 4516 7099 communications@valneva.com	Joshua Drumm, Ph.D. VP, Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com